Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 333-211794

The following is an excerpt of a transcript of the July 27, 2016 quarterly earnings conference call of Quintiles Transnational Holdings, Inc.

PRESENTATION

Operator

On behalf of Quintiles, good morning, and welcome to the Quintiles second-quarter 2016 earnings call webcast. My name is Lauren, and I will be your event specialist today.

(Operator Instructions)

It is now my pleasure to turn the webcast over to Todd Kasper, Vice President of Investor Relations. Mr. Kasper, the floor is yours.

Todd Kasper - Quintiles Transnational Holdings Inc - VP of IR

Thank you, Lauren. Good morning, and welcome to Quintiles second-quarter 2016 earnings call.

With me this morning are Tom Pike, our Chief Executive Officer; Mike McDonnell, our Chief Financial Officer; and Kevin Gordon, our Chief Operating Officer. In addition to our press release issued this morning, a conference call presentation corresponding to our prepared remarks is available on our website at www.quintiles.com/investors.

Before we begin, I would like to caution listeners that certain information discussed by management during this conference call will include forward-looking statements. Actual results could differ materially from those stated or implied by forward-looking statements, due to risks and uncertainties associated with the Company’s business, which are discussed in the Company’s filings with the Securities and Exchange Commission, including the Company’s 2015 annual report on Form 10-K filed on February 11, 2016.

In addition, we will discuss certain non-GAAP financial measures on this call, which should be considered a supplement to, and not a substitute for, financial measures prepared in accordance with GAAP. A reconciliation of these non-GAAP measures to the comparable GAAP measures is included in the press release and conference call presentation.

I would like to point out that, as with other global businesses, we have been impacted by foreign exchange and, therefore, we will discuss many of our results in constant currency to improve comparability. Please note that we will also end today’s call at 8:55 AM Eastern.

I would now like to turn the call over to our CEO, Tom Pike.

***

Tom Pike - Quintiles Transnational Holdings Inc - CEO

***

Over the past several weeks, we’ve spoken with many analysts and investors about the announced plan to merge with IMS. I’m not going to speak about it here in my prepared remarks, but I will share that we are as excited about it now as we were when we announced it. I’m pleased that our deep bench of strong management can both work together on planning, while continuing to deliver strong operating performance.

I said many times that this Company has the best management in the industry and, frankly, best people overall. As I travel around the world, I’m so proud of our people from top to bottom. This quarter demonstrated that strength, and I’d like to thank all of Quintiles for their contributions.

Now, let me turn it back to Todd to begin the question-and-answer session.

***

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Ross Muken, Evercore ISI.

Ross Muken - Evercore ISI – Analyst

Good morning, gentlemen. So I’d be curious, given I’m sure there was a lot of customer outreach over the last quarter, seems like in a number of your top customers there’s a lot of excitement about the potential of your combination with IMS.

Can you just share a little bit of some of the conversations maybe you’ve had, and some of the key areas where you feel like folks are most intrigued by the potential of the combination?

Tom Pike - Quintiles Transnational Holdings Inc – CEO

Hi, Ross, it’s Tom. Why don’t I go ahead and take that one. Yes, as you know, I meet with a lot of customers at various levels and we continue to have tremendous feedback about what the opportunity is together. It’s pretty clear that the clinical development enterprise is ripe for organizations that want to make significant improvements to it, and our ability to use big data now, really to use the identified patient data, the significant physician database that IMS has, is being very well received by customers.

And it ranges from discussions about setting expectations well with the regulatory authorities, about how many patients there are and where the patients are, all the way to making trials much more predictable in terms of really moving from a traditional analog way of calling physicians to see if they have patients, to understanding the patient population while you’re designing the protocol and while you’re starting the site development process.

So I’ll tell you it’s been uniformly good. Interestingly even on the commercial side as I mentioned in the prepared remarks, I think people find it very intriguing about how we have a number of very operational capabilities associated with areas like the CSO or certainly real world in particular. And they bring, they have so much data and analytical horsepower at IMS. And so organizations, we’re having some very intriguing discussions about how we can work together to improve the commercialization of products.

So I’d say so far, Ross, uniformly it’s been terrific discussions, and we continue because we’re already doing it in the real world sector, we continue to work with certain key clients on case studies and opportunities to leverage the data.

***

Operator

Your next question comes from the line of Ricky Goldwasser from Morgan Stanley.

Ricky Goldwasser - Morgan Stanley - Analyst

Good morning. Tom, can you just give us an update on the status of, the timing of the IMS transaction, and also any updated thoughts around the synergy figures that you provided when you announced it?

Tom Pike - Quintiles Transnational Holdings Inc - CEO

Yes. Ricky, I can’t really get into any of that here. And I think our expectation associated with the close is fourth quarter. I can get that far, but I don’t really want to get too far into the particulars of the synergies or transactions on this call, Ricky, if that’s all right.

***

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Quintiles has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that includes the preliminary joint proxy statement of Quintiles and IMS Health and that also constitutes a preliminary prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. A more complete description is contained in the registration statement on Form S-4 and the joint proxy statement/prospectus filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) current or potential future litigation relating to the proposed transaction that has been or could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.